UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Adamis Pharmaceuticals Corporation

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

00547W208

 (CUSIP Number)

Eddie Glover

Adamis Pharmaceuticals Corporation

11682 El Camino Real, Suite 300

San Diego, CA 92130

(858) 997-2400

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00547W208

1.		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eddie Glover
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □ (b) □
3.		SEC Use Only
4.		Source of Funds OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A ☐
6.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 866,666
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 866,666
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 866,666
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount of Row (11) 5.75%(1)
14.		Type of Reporting Person IN

(1) The calculation of the percentage of outstanding shares of the Issuer’s common stock held by Mr. Glover is based on 15,077,600 shares of Issuer’s common stock outstanding as of April 20, 2016.

SCHEDULE 13D

Item 1.         Security and Issuer

This statement relates to the common stock, par value $0.0001, of Adamis Pharmaceuticals Corporation (the “Company”). The address of the principal executive offices of the issuer is 11682 El Camino Real, Suite 300, San Diego, CA 92130.

Item 2.          Identity and Background.

(a) Name: Eddie Glover

(b) Business Address: 11682 El Camino Real, Suite 300, San Diego, CA 92103

(c) Present Principal Occupation: Chief Executive Officer of US Compounding, Inc. (“USC”), a wholly-owned subsidiary of the Company, with a principal place of business at 1270 Don’s Lane, Conway, AR 72032.

(d) During the last five years, Mr. Glover has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Glover has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Mr. Glover is a United States citizen.

Item 3.         Source and Amount of Funds or Other Consideration.

On April 12, 2016, the Company announced that its acquisition of USC has been completed pursuant to the terms of the Agreement and Plan of Merger, dated as of March 28, 2016 (the “Merger Agreement”), with USC and Ursula MergerSub Corp., an Arkansas corporation and a wholly owned subsidiary of the Company (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into USC (the “Merger”), with USC surviving as a wholly owned subsidiary of the Company. All of the outstanding shares of common stock of USC have been converted into the right to receive a total of approximately 1,618,544 shares of the Company’s common stock; and, in connection with the Merger and the transactions contemplated by the Merger Agreement, the Company assumed approximately $5,722,500 principal amount of debt obligations and related loan agreements of USC and certain related entities.

Pursuant to the terms of the Merger Agreement, on April 13, 2016, all of Mr. Glover’s outstanding shares in USC were converted to 866,666 shares of common stock of the Company. In addition, 200,000 shares of the Company’s common stock issued to Mr. Glover will be held in escrow for a period of three years after the closing date in order to satisfy certain indemnification obligations under the Merger Agreement for breaches of USC’s representations, warranties, covenants and certain other matters. In addition, Mr. Glover entered into individual milestone agreements pursuant to which 500,000 shares of the Company’s common stock issued to Mr. Glover will be withheld, with such shares to vest and be released annually over a period of three years after the closing date provided that Mr. Glover continues to be employed by USC or the Company (with certain exceptions) as of the applicable vesting date. In the event of an involuntary termination, as defined in the milestone agreement, all remaining shares subject to the milestone agreement will be released to Mr. Glover within sixty days of such event.

In addition, USC and Eddie Glover, the chief executive officer of USC, have entered into an employment agreement. The agreement provides for an initial salary at a rate of $300,000 per annum. Under the agreement, the officer is eligible to participate in benefit programs of USC that are routinely made available to officers of USC, as well as stock option and equity incentive plans maintained or sponsored by the Company. The board of directors may also, in its discretion, approve discretionary cash or equity bonuses to any officer or employee. In the event the employment agreement is terminated without cause, as defined in the employment agreement, a certain number of unvested stock options that may be issued to Mr. Glover will accelerate, vest and be exercisable in full as if Mr. Glover had remained employed, and all options, if applicable, will remain exercisable for a period of one year after the date of termination. In addition, in the event of a change in control, all unvested options held by the officer will accelerate and be exercisable in full and any unvested shares will vest in full.

Item 4.         Purpose of Transaction.

The information contained in Item 3 above is hereby incorporated by reference. Except as provided in the Merger Agreement and except for securities of the Company that Mr. Glover may receive in connection with his service as chief executive officer of USC, there are no other current plans or proposals with respect to any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the above, the Company intends, from time to time, to evaluate possible acquisitions of products, technologies or companies, or other possible transactions, which the Company believes may be in its best interests. Mr. Glover is an officer of USC, and he expects, in his capacity as such, to consider from time to time proposals for various corporate actions, possibly including any of the actions enumerated in this Item, and to act upon any proposals under consideration in the manner he believes to be in the best interests of the Company.

Item 5.        Interest in Securities of the Issuer.

(a) Mr. Glover beneficially owns 866,666 shares of the Company’s common stock, representing approximately 5.75% of the outstanding shares of the Company’s common stock. The calculation of the percentage of outstanding shares of the Company’s common stock held by Mr. Glover is based on 15,077,600 shares of the Company’s common stock outstanding on April 20, 2016.

(b) Mr. Glover has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 866,666 shares of the Company’s common stock.

(c) Except as described in Item 3, Mr. Glover has not effected any other transactions in the Company’s common stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 866,666 shares of the Company’s common stock.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

The information disclosed under Items 3, 4 and 5 is incorporated by reference into this Item 6. The agreements listed as exhibits to this Schedule 13D are further incorporated by reference herein. Other than as described in Item 3 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Glover and any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

 Item 7.         Material to be Filed as Exhibits.

1	Agreement and Plan of Merger, dated as of March 28, 2016, by and among the Company, US Compounding, Inc., Ursula MergerSub Corp., and Eddie Glover, as Stockholders’ Representative (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on March 29, 2016).
2	Individual Milestone Agreement, dated as of March 28, 2016, by and among the Company and Eddie Glover.
3	Employment Agreement, dated as of March 28, 2016, by and among USC and Eddie Glover.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2016	/s/ Eddie Glover